Exhibit 8.2

Toronto	September 23, 2025
Montreal
Calgary	Royal Bank of Canada
Ottawa	Royal Bank Plaza
Vancouver	200 Bay Street
New York	Toronto, Ontario
M5J 2J5

Dear Sirs/Mesdames:

Royal Bank of Canada – US$1,350,000,000 6.500% Limited Recourse Capital Notes, Series 7 (Non-Viability Contingent Capital (NVCC)) (Subordinated Indebtedness) and 1,350,000 Non-Cumulative 5-Year Fixed Rate Reset First Preferred Shares, Series BZ (Non-Viability Contingent Capital (NVCC))

We have acted as Canadian counsel to Royal Bank of Canada (the “Bank”) in connection with the issue and sale today by the Bank of (i) US$1,350,000,000 aggregate principal amount of 6.500 % Limited Recourse Capital Notes, Series 7 (Non-Viability Contingent Capital (NVCC)) (Subordinated Indebtedness) due 2085 (the “Notes”) and (ii) 1,350,000 Non-Cumulative 5-Year Fixed Rate Reset First Preferred Shares, Series BZ (Non-Viability Contingent Capital (NVCC)) of the Bank (the “Preferred Shares” and, collectively with the Notes, the “Securities”) to Computershare Trust Company of Canada, as trustee of Leo LRCN Limited Recourse Trust.

We hereby confirm to you that the statements of Canadian tax law set forth under the heading “Canadian Federal Income Tax Considerations” in the prospectus supplement relating to the Securities, dated September 15, 2025 (the “Prospectus Supplement”), are our opinion and are accurate in all material respects subject to the limitations and qualifications therein.

We hereby consent to the filing of this opinion as an exhibit to the Bank’s Current Report on Form 6-K and to the reference to us under the heading “Canadian Federal Income Tax Considerations” in the Prospectus Supplement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the United States Securities Act of 1933.

Yours truly,

/s/ Osler, Hoskin & Harcourt LLP